Exhibit 99.7

The NICE ‘Adapt Before You Have To’ Roadshow to Visit Six Cities Across the US

Leaders in the field to discuss adaptive workforce engagement and management practices that optimize customer experience and enterprise effectiveness

Hoboken, N.J., January 16, 2018 – NICE (Nasdaq: NICE) today announced its upcoming “Adapt Before You Have To” roadshow, bringing the latest in practical guidance and thought leadership on workforce management and employee engagement to six US cities from 20 February to 8 March 2018.

The series of interactive sessions focuses on adapting workforce engagement and management practices to meet changing customer needs and defined business goals. The roadshow speakers highlight practical results that include exceptional customer experience, improved employee retention and seamless process effectiveness.

The NICE “Adapt Before You Have To” roadshow features Pamela Jett, an accomplished communications and employee engagement consultant and published author. She describes her first-hand experiences of how organizations using NICE Adaptive Workforce Optimization (AWFO) and NICE Employee Engagement Management (EEM) have been able to effectively adapt to market changes and customer expectations.

Pamela Jett, who has spent over two decades studying the impact of communication on employee engagement and workforce optimization, is trusted by major brands and managers around the globe to provide insight into keeping engagement high and turnover low. With an emphasis on practical application, her “words matter” approach gives leaders tools they can use immediately to build relationships and empower those around them.

In addition, “Adapt Before You Have To” includes NICE Product Marketing Manager Yohai West discussing the advantages of personalizing workforce management using NICE AWFO. In a session entitled “MAP Your Workforce to Provide Frictionless Customer Experience”, he will demonstrate how adaptive analytics ensures employees remain skilled, motivated and knowledgeable, so that customers consistently enjoy positive experiences.

The program also comprises a session entitled “How to Keep Employee Retention Up and Churn Down”, in which NICE Senior Product Marketing Manager Paul Chance explains how to leverage the intuitive behaviors of employees in their everyday digital interactions to increase engagement. This includes providing greater independence in setting shifts, using familiar interactive tools such as mobile apps, and more, all of which enable companies to regularly exceed employee and customer expectations.

The NICE “Adapt Before You Have To” roadshow will take place at the following locations and times:

•	Detroit, Michigan, on February 20th, from 8:30am to 2:00pm

•	Salt Lake City, Utah, on February 21st, from 8:30am to 12:00pm

•	Columbus, Ohio, on February 22nd, from 8:30am to 2:00pm

•	Tampa, Florida, on March 6th, from 8:30am to 12:00pm

•	Atlanta, Georgia, on March 7th, from 8:30am to 12:00pm

•	Boston, Massachusetts, on March 8th, from 8:30am to 12:00pm

NICE has made admission to the roadshow program free of charge. However, advanced registration is required as seats are limited. The full “Adapt Before You Have To” detailed agenda, locations and registration form can be accessed here: http://info.nice.com/Q1MultiCityRoadshow_Registration.html.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.